January 30, 2007

Securities and Exchange Commission

CF/ADS

100 F Street, N.E.

Washington, DC 20549-3561

Attention: Michael Fay

Re:	File No. 001-13582
Form 10-K for the year ended December 31, 2005

Ladies and Gentlemen:

Speedway Motorsports, Inc. (“SMI”, the “Company” or “we”) hereby submits this response to the comments received from the Staff of the Securities and Exchange Commission (the “Commission”) with regard to our Annual Report on Form 10-K for the year ended December 31, 2005 and filed with the Commission on March 16, 2006 (the “Form 10-K”). The Staff’s comments were delivered by letter dated December 29, 2006 addressed to O. Bruton Smith, Chief Executive Officer of SMI, and signed by Michael Fay, Accounting Branch Chief (the “Comment Letter”).

We offer the following responses to the Comment Letter. The numbered paragraphs and headings below correspond to the numbered paragraphs and headings contained in the Comment Letter. The page numbers referenced below refer to the page numbers of the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 6. Selected Financial Data, page 26

Non-GAAP Financial Information Reconciliation, page 28

1.	Please tell us and disclose in detail how the non-GAAP information is useful and meaningful to investors, and how management uses the information to assess operations. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K for guidance. Further explain to us how the adjustments made comply with the requirements of (ii)(A) and (B) of the same item, as appropriate.

Company Response: We believe the non-GAAP information is useful and meaningful to investors because it identifies and adjusts for non-recurring transactions that are not reflective of ongoing operating results and helps in understanding, using and comparing our results of operations for the periods presented. Management uses the non-GAAP information to assess the Company’s core operations for the periods presented, analyze performance trends and make decisions regarding future operations because we believe the adjusted information better reflects ongoing operating results. Both non-GAAP net income and diluted earnings per share are presented in the Selected Financial Data. Items of gain as well as charges were adjusted in the Selected Financial Data table using consistent application of the guidance set forth in Item 10(e)(1)(ii)(A) and (B) of Regulation S-K. The non-GAAP items were not presented as or construed to be non-GAAP liquidity measures, and we did not adjust for recurring items that had occurred within the prior two years or that, in management’s opinion, were reasonably likely to recur within two years. We agree to provide such additional disclosure in future filings as may be appropriate.

Item 7. Management’s Discussion and Analysis . . . . page 30

Results of Operations, page 30

2.	To the extent practicable, please quantify the effect of each variance factor cited in the comparison of results starting on page 36. Refer to Section 501.04 of the Codification of Financial Reporting releases for guidance in this regard. If the effect is not quantifiable, disclose this fact, the reason for the inability to quantify, the basis for citing the factor and the extent the factor contributes to the variance.

Securities and Exchange Commission

January 30, 2007

Company Response: We agree that in future filings SMI will, to the extent practicable, quantify the effect of each variance factor cited in our comparison of results discussion. If the effect is not quantifiable or practical to disclose, we agree to disclose this fact, the reason for the inability to quantify, the basis for citing the factor and the extent the factor contributes to the variance. The following is an example of possible SMI disclosure of the effect of certain significant variance factors:

Admissions for 2005 increased by $20.6 million, or 13%, over such revenue for 2004. Approximately 12% of this increase is due to TMS hosting new NASCAR NEXTEL Cup and Busch Series racing events, and IR hosting a new IRL racing event, in 2005.

Notes to Consolidated Financial Statements, page 57

Note 2. Significant Accounting Policies, page 61

Segment Disclosures, page 65

3.	Please explain to us in detail how the aggregation of all of the activities described in your filing into one reportable segment complies with the aggregation requirements of paragraph 17 of FAS 131 and EITF No. 04-10. It appears to us the economic characteristics of activities may vary in regard to geographic location, nature of activity, and distribution method, especially for activities that are non-NASCAR event specific, including television and radio programming that is not of a specific race. Moreover, you disclose your revenue items produce different operating margins. Additionally, tell us who is your chief operating decision maker, and whether this person (or function) receives information (and if so, the type of information provided) and/or makes decisions in regard to individual raceways in assessing performance and making decisions about allocating resources.

Company Response:

As further set forth below, the Company considers all SMI speedway, motorsports related souvenir merchandising and 600 Racing merchandising activities to be “motorsports related operations”. All of the Company’s operations involve motorsports related operations except for micro-lubricant, bulk petroleum and other non-motorsports merchandising activities and certain office rentals (“non-motorsports operations”). As further discussed below, non-motorsports operations and assets individually and in aggregate are significantly below all quantitative thresholds in FAS No. 131, including paragraphs 18 and 20, and management believes they are immaterial to the Company’s consolidated financial statements. If and when the Company’s non-motorsports operations meet the quantitative and other disclosure thresholds of FAS No. 131 and EITF No. 04-10, management fully intends to provide the associated required disclosures.

SMI’s operations are comprised principally of the following:

•	Motorsports related operations: Atlanta Motor Speedway (speedway operations), Bristol Motor Speedway (speedway operations), Lowe’s Motor Speedway (speedway operations), Las Vegas Motor Speedway (speedway operations), Infineon Raceway (speedway operations), Texas Motor Speedway (speedway operations), North Carolina Speedway (speedway operations), Speedway Properties Company (NASCAR ancillary media rights), Performance Racing Network (Company owned proprietary radio network and event and non-event motorsports radio programming) (PRN), Racing Country USA (event and non-event motorsports radio programming) (RCU), SMI Properties and its direct or indirect subsidiaries SMI Trackside (event motorsports merchandising) and Motorsports By Mail (non-event motorsports merchandising)(MBM), The Source International (non-event motorsports merchandising) (TSI), 600 Racing (non-event merchandising and official sanctioning body for racing circuit for Company manufactured 5/8-scale cars), and various corporate holding companies; and

•	Non-motorsports related operations: Oil-Chem Research Corp. (Oil-Chem) and its direct or indirect subsidiaries (micro-lubricant, bulk petroleum and other non-motorsports merchandising), and office rentals at certain SMI Speedways.

During the three years ended December 31, 2005, revenues, profits and assets associated with motorsports related operations, including National Association for Stock Car Auto Racing, Inc. (“NASCAR”) and non-NASCAR racing events, constituted from 96.3% to 98.8% (revenues), 100.2% to 102.3% (profits), and 96.8% to 98.6% (assets) of the Company’s reported consolidated totals, respectively. In each of the three years ended December 31, 2005, the Company derived approximately 80% of its total revenues from NASCAR-sanctioned racing events. Non-NASCAR sanctioned events and activities include Indy Racing League Series (“IRL”) and major National Hot Rod Association (“NHRA”) and other drag racing events, track rentals and driving schools, 600 Racing 5/8-scale cars and replacement parts sales and other insignificant motorsports related activities, all of which are conducted at the same SMI speedway facilities as NASCAR events. The various types, amounts and descriptions of the Company’s total revenue composition are presented in Item 1 – Business, Operations on page 12 and in Note 2 to the Consolidated Financial Statements on page 61.

Securities and Exchange Commission

January 30, 2007

As further discussed in the last paragraph of this response, the Company’s chief operating decision maker (its Chief Executive Officer) assesses performance and allocates resources based on both combined and individual speedway information, including motorsports related merchandising, with accordingly less focus on non-motorsports related operations due to their insignificance relative to motorsports related operations. As set forth in paragraph 10 of FAS No. 131, management has identified each of its speedways and separate merchandising subsidiaries to be an operating segment principally because discrete financial information by subsidiary is available to the Company’s chief operating decision maker and the Company has separate managers for the majority of its individual subsidiaries. However, management believes each of these speedway and motorsports merchandising operating segments meet the aggregation thresholds in FAS No. 131, including paragraphs 16 through 20, and EITF No. 04-10. Management believes these speedway and motorsports merchandising subsidiaries can be properly aggregated into one reporting segment (motorsports related operations) because they have similar economic characteristics and share each of the aggregation criteria as set forth in paragraph 17 of FAS No. 131.

These similar economic characteristics and aggregation criteria are set forth below. Also as described below, no non-motorsports operations individually or in the aggregate exceed any of the 10% quantitative thresholds set forth in paragraph 18 of No. FAS No. 131.

Economic characteristics and aggregation considerations: With respect to motorsports related operations, management believes its speedway operations, including associated merchandising, have similar economic characteristics and future prospects. Management considered the following significant economic characteristics and business operating factors of SMI in determining whether its various motorsports operations (speedways and motorsports merchandising) have sufficient similarities and share each of the aggregation criteria, and meet the aggregation requirements, as set forth in paragraphs 10 and 17 of FAS No. 131 and EITF No. 04-10:

•	Management believes the similarities and trends of revenues, operating income and operating margins for each motorsports related operating segment, and other such economic characteristics support aggregation into one reporting segment. One immaterial exception is that while revenue trends for TSI and MBM (non-event motorsports souvenir merchandise) and 600 Racing (5/8-scale cars and replacement parts) are similar to those for SMI’s other motorsports merchandising, TSI, MBM and 600 Racing operating margins can be different. Notwithstanding, management believes aggregation into the Company’s motorsports related reporting segment is appropriate because: (1) TSI, MBM and 600 Racing products are clearly motorsports related; (2) revenue trends for TSI, MBM and 600 Racing are similar to those for SMI’s other motorsports merchandising; and (3) revenues, profits or losses, and assets associated with TSI, MBM and 600 Racing constituted from 3.8% to 6.1% (revenues), 0.0% to 1.2% (profits or losses), and 1.3% to 1.9% (assets) of the Company’s reported consolidated totals for 2003 through 2005 (these percentages represent either the higher of the individual subsidiary or TSI, MBM and 600 Racing combined).

•	Substantially all of the Company’s motorsports related operations, including the majority of its souvenir merchandising, are conducted at its six principal speedway facilities. The nature of activities, services and products are similar at each of the Company’s speedway operations, and management believes the economic characteristics of the Company’s racing events are basically the same.

•	The Company’s motorsports related operations, including souvenir merchandising, have historically shared similar revenue and expense trends, which are expected to continue. Such trends are impacted by factors such as consumer and corporate spending sentiment, economic conditions, travel and security concerns and fuel prices. The revenues and profitability of individual SMI speedways vary principally from the number of NASCAR sanctioned NEXTEL Cup races conducted at a particular speedway and less so from speedway configuration or geographical location.

•	The popularity of NASCAR sanctioned events, including such factors as racing competitiveness, selection of series sponsorships (NEXTEL, Busch and Craftsman Truck) and other promotional activities by NASCAR as the sanctioning body are largely out of SMI’s control. The success of such factors has a significant impact on the Company’s revenues and profits.

•	All of the Company’s NASCAR sanctioned races are attended by similar types and classes of customers, many of whom purchase souvenir merchandise before, during and after attending such events. Non-NASCAR activities have types and classes of individual and corporate customers similar to those for NASCAR events, although smaller in number. The nature and type of activities, services and products provided and distribution methods are similar for non-NASCAR and NASCAR events.

Securities and Exchange Commission

January 30, 2007

•	Motorsports related souvenir merchandise is sold at or during the Company’s or other speedway operators’ racing venues and events. Similar souvenir merchandise is also sold through television and other electronic media promotional programming. In addition, 600 Racing 5/8-scale cars and replacement parts are sold through wholesale and retail distribution; several SMI speedways conduct seasonal races involving these 5/8-scale cars.

•	SMI motorsports merchandising operations share similar products, customers and other operating characteristics and share similar product margins. Souvenir merchandise is sold during racing events and in gift shops throughout the year using concession facilities and assets located at and owned by each SMI speedway.

•	The Company’s corporate sales department markets sponsorships, suite rentals and other promotional arrangements to corporate customers that often involve multiple or all SMI speedways events and operations throughout the year. We cross market and promote our races, merchandise, sponsorships and other marketing opportunities, and other motorsports related activities such as track rentals and driving schools to the same individual and corporate customers.

•	Our customers include both “local” customers and customers of other Company speedways. Many fans and customers frequently travel long distances and attend multiple races at different speedways each season. Also, many of our current and potential race event fans and customers buy motorsports souvenir merchandise that we promote through television and other electronic media promotional programming as well as wholesale and retail distribution.

•	The prices and distribution methods are similar at each speedway for items such as tickets, suite rentals, event and official sponsorships and other marketing revenues, souvenirs and other motorsports related merchandise, radio programming, track rentals and driving schools. Such items constitute the majority of the Company’s motorsports related revenues except for NASCAR broadcasting revenues which are discussed below.

•	Other factors as discussed below.

Non-motorsports related operations: In determining that the Company’s non-motorsports operations do not meet the quantitative and other disclosure thresholds of FAS No. 131 and EITF No. 04-10, management considered: (1) the financial information used by the Company’s chief operating decision maker as described in the last paragraph of this response with accordingly less focus on non-motorsports related operations due to their insignificance relative to motorsports related operations; (2) the fact that non-motorsports operations and assets individually and in aggregate are significantly below all quantitative thresholds in FAS No. 131, including paragraphs 18 and 20; and (3) management’s belief that its non-motorsports operations are immaterial to the Company’s consolidated financial statements as a whole based on the following:

Of the Company’s reported consolidated total revenues, profits and assets for 2003 through 2005, non-motorsports related operations (micro-lubricant, bulk petroleum and other non-motorsports merchandising activities and certain office rentals) constituted from:

•	1.2% to 3.7% of total consolidated revenues,

•	0.2% to 2.3% (profit or loss) of total consolidated operating income, and

•	1.4% to 3.2% of total consolidated assets.

Television and radio programming: As further discussed in Item 1 – Business, Operations on page 4 and in Item 7 – MD&A on page 32, SMI derives substantial revenues associated with industry-wide television and other media rights agreements negotiated by NASCAR for all NEXTEL Cup and Busch Series racing events. As further discussed in Item 1 – Business, Operations on page 9, SMI also derives radio programming revenues from its proprietary radio network. The majority of such radio revenues are derived from NASCAR related programming, most of which is race specific. However, NASCAR and non-NASCAR radio programming revenues separately and combined are insignificant relative to both television broadcasting revenues and total Company revenues and profits. Also, non-NASCAR television, radio and other media revenues derived from specific and nonspecific races or other motorsports programming are insignificant relative to both similar NASCAR revenues and total Company revenues and profits.

Securities and Exchange Commission

January 30, 2007

Chief operating decision maker: The Company’s chief operating decision maker is its Chief Executive Officer and Chairman (“CEO”). The CEO receives quarter and year-to-date operating results compared to prior periods and budget and capital expenditure financial information on: (1) all SMI speedways and all motorsports related merchandising operations combined, (2) all non-motorsports operations comprised of micro-lubricants, bulk petroleum transactions and other non-motorsports merchandising; (3) all motorsports and non-motorsports operations combined, and (4) individual subsidiaries. This information is also provided to the Company’s Board of Directors. The Company’s CEO and Board of Directors have historically assessed performance and allocated resources based on both combined and individual speedway information, including motorsports related merchandising, with accordingly less focus on non-motorsports related operations due to their insignificance relative to motorsports related operations.

2004 Ferko Litigation Settlement and Purchase of North Carolina Speedway, page 68

4.	Please tell us in more detail the circumstances associated with the Ferko litigation. In particular, tell why the company did not bring suit directly, why it was a necessary party to the litigation and why it was required to reimburse the shareholder for litigation expenses incurred. Explain to us how the acquisition of the North Carolina Speedway (“NCS”) was connected to this litigation, and whether or not you were bound to acquire the raceway in connection with the settlement of the suit.

Company Response: As the sanctioning body for NEXTEL Cup and Busch Series races, NASCAR determines which speedways receive sanctioning agreements (“race dates”). Francis Ferko, a shareholder of SMI, made a demand on SMI to bring an action against NASCAR and International Speedway Corporation (“ISC”), seeking relief described in a letter from Mr. Ferko’s counsel. The allegations included, among other things, that NASCAR had refused to award SMI a NASCAR NEXTEL Cup Series race date at Texas Motor Speedway (“TMS”)(a wholly-owned subsidiary of SMI). The plaintiff demanded judgment against defendants NASCAR and ISC for a NEXTEL Cup race date at TMS, monetary damages and other relief. After carefully analyzing Mr. Ferko’s demand, the SMI Board of Directors decided that it was in the best interests of SMI and its shareholders to take no position with respect to the demand. As a result, Mr. Ferko proceeded to file the lawsuit as a derivative action (the “Ferko Litigation”). Under applicable law, a corporation on whose behalf a derivative action is filed is a “necessary party” to the lawsuit and must be named as a nominal party defendant. As a nominal party defendant, SMI asserted no claims in the lawsuit.

During the course of the Ferko Litigation, the parties engaged in extensive settlement negotiations. These negotiations resulted in a settlement that included, among other things, a requirement that SMI purchase the assets of North Carolina Speedway from an ISC subsidiary for a cash purchase price of $100,400,000 (the “NCS Purchase Price”). As a result of the Ferko Litigation settlement, NASCAR announced that a second NASCAR NEXTEL Cup Series and a second NASCAR Busch Series race would be held at TMS in November 2005. NASCAR also announced there would be no NASCAR sanctioned events at North Carolina Speedway in 2005, and has indicated it does not expect to conduct any NASCAR sanctioned events there in the future.

SMI agreed to pay certain litigation expenses of Mr. Ferko because applicable law required SMI to pay such expenses incurred by a shareholder in successfully bringing the lawsuit on behalf of the Company, and because of the benefits conferred to SMI. Such benefits consisted largely of the second NASCAR NEXTEL Cup Series and NASCAR Busch Series race dates awarded to TMS. As further discussed in our response to Comment 7 below, the profits associated with NASCAR sanctioned NEXTEL Cup and Busch Series events, particularly in venues located in major media markets such as TMS, are sizable.

5.	Please tell us if the acquisition of NCS was a business combination or a purchase of assets and why. Tell us how the total purchase price was determined and allocated, and how fair values associated with the acquisition were determined.

Company Response: The acquisition of NCS by SMI was structured as a purchase of assets because the majority of NCS’ fair value was associated with the intangible race date asset being acquired. Since NASCAR announced that there would be no NASCAR sanctioned events at NCS in 2005, and indicated that it does not expect to conduct any NASCAR sanctioned events there in the future, SMI did not expect to operate NCS as a business conducting major sanctioned racing events. As such, a purchase of assets was deemed to be the most appropriate method to acquire NCS’ tangible and intangible assets. Since acquisition, NCS operations have consisted principally of relatively insignificant track rentals.

A licensed appraiser engaged by SMI valued the land and tangible personal property to be acquired from NCS at an aggregate of approximately $4,500,000 using the assumption no future major sanctioned racing events would be held at NCS. The value of the NASCAR race dates acquired of $95,900,000 was based, in part, on amounts previously paid for motorsports venues hosting NASCAR events, and forecasted operating cash flow and profitability analysis. The negotiated total NCS Purchase Price was agreed by the parties to be $100,400,000. SMI allocated the NCS purchase price among the acquired tangible and intangible assets at their fair value based on these valuations.

Securities and Exchange Commission

January 30, 2007

6.	Please explain to us how the NASCAR sanctioning and renewal agreements acquired with NCS relate to racing events at TMS.

Company Response: Please refer to our response to Comment 4 above.

7.	We note no NASCAR sanctioned races are scheduled for NCS. In this regard, please explain to us in detail your evaluation of impairment of the associated tangible and intangible assets and how you arrived at your conclusion. Also, explain to us why the associated NASCAR sanctioning and renewal agreements are considered to have indefinite lives if no races are scheduled.

Company Response: Please refer to our response to Comments 4 and 5 above with respect to the 2004 Ferko Litigation settlement whereby SMI purchased NCS and NASCAR awarded SMI a sanctioning agreement for a second NEXTEL Cup and Busch Series racing event at TMS beginning in 2005. NASCAR did not award a NEXTEL Cup or Busch Series race date to NCS for 2005 or beyond.

The Company follows SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” to evaluate long-lived assets, including tangible assets, for possible impairment when events or circumstances indicate possible impairment may have occurred, based on expected future undiscounted operating cash flows attributable to such assets. As further discussed in our response to Comment 5 above, the acquired tangible NCS assets, consisting principally of land and, to a lesser extent, depreciable personal property, had a fair value of approximately $4,500,000 as of July 2004. No events or changes in circumstances have since arisen that management believes indicate possible impairment may have occurred.

The Company follows SFAS No. 142 “Goodwill and Other Intangible Assets” to annually evaluate intangible assets, including those associated with TMS and other SMI speedways, for possible impairment based on expected future discounted operating cash flows and profitability attributable to such assets. This information is supported by quoted market prices or comparable transactions where available or applicable. The cash flows and profits associated with NASCAR sanctioned NEXTEL Cup and Busch Series events, particularly in venues located in major media markets such as TMS, are sizable and result in fair values substantially in excess of the carrying values of associated intangible assets.

The Company guidance considered in SFAS 142 included, among other items:

•	Paragraph 11, “the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.”

•	Appendix A, example 4 which provides an example of an acquired broadcast license that meets the recognition criteria in paragraph 39 of SFAS 141 because it meets the contractual - legal criterion even though it is for a specified period of time. In example 4, “The acquiring company intends to renew the license indefinitely, and evidence supports its ability to do so. Historically, there has been no compelling challenge to the license renewal… The broadcast license would be deemed to have an indefinite useful life because cash flows are expected to continue indefinitely. Therefore the license would not be amortized until its useful life is deemed to be no longer indefinite. The license would be tested for impairment in accordance with paragraph 17 of SFAS 142.”

•	Appendix B, paragraph B45, “the Board agreed that the useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon – that is, there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity.”

•	The Board’s conclusion in Appendix B, paragraph B45, “that if an entity performs an analysis of all pertinent factors that should be considered in determining the useful life of an intangible asset (such as those in paragraph 11 of SFAS 142) and finds that there is no limit on the useful life of an intangible asset, the asset should be deemed to have an indefinite useful life.”

Securities and Exchange Commission

January 30, 2007

Each NEXTEL Cup and Busch Series event is awarded on an annual basis. However, while NASCAR has relocated similar events to other venues within and owned by the same speedway operator, NASCAR has not reduced the total number of such events annually awarded to any speedway operator in at least 20 years except where a motorsports venue was purchased by another speedway operator. The Company has never been unable to renew a NASCAR NEXTEL Cup or Busch Series sanctioning agreement for any subsequent year, and no such agreement has ever been cancelled. As such, it is our reasoned expectation that TMS will be annually awarded these race dates for perpetuity. The associated acquired intangible race date asset is considered to have an indefinite useful life because its renewal and cash flow generation is expected to continue indefinitely.

Note 9. Related Party Transactions, page 81

8.	Because of the large number of related party transactions, consider adding a table that summarizes the amounts disclosed herein for each balance sheet and statement of income line item affected for each period reported.

Company Response: We agree to include a table in future filings that summarizes the amounts disclosed in this section for each balance sheet and statement of income line item affected for each period reported. The following is an example of the proposed summary table disclosures:

Related party transactions for 2003 through 2005 are summarized below (in thousands):

	2005	2004	2003
Notes receivables and other receivables	$8,822	$10,019	$11,089
Amounts payable to affiliates	3,494	2,594	2,594
Merchandise and vehicle purchases	1,064	784	667
Merchandise sales and commissions and vehicle sales	1,600	1,420	2,073
Interest income	472	427	574
Interest expense	126	112	110

Note 10. Legal Proceedings, page 83

9.	Please tell us the amount of charges recorded in each of the last three fiscal years, the aggregate amount of charges recorded since the incident occurred and the balances of liabilities recorded in regard to the pedestrian bridge collapse at LMS. Tell us the nature (legal fees, settlements, etc.) for which amounts have been recorded.

Company Response: The defense and settlement of the litigation regarding the collapse of the pedestrian bridge at LMS is fully insured with a $0 deductible. Therefore, no charges have been incurred or recorded by SMI to date, nor does the Company anticipate any significant charges in the future with respect to this matter.

10.	In regard to the Debra Kirwan suit, please tell us and disclose the details and extent of your contractual obligations to indemnify QVC and Zontek.

Company Response: As a principal part of its business, The Source International (“TSI”) regularly consigns various products to QVC, Inc. (“QVC”) for sale by QVC to the public. Each product is consigned pursuant to a separate agreement between TSI and QVC setting forth the terms of the consignment. Those terms include a requirement that TSI indemnify QVC and its affiliates for certain liabilities they may incur in connection with the sale of the consigned products. The Debra Kirwan litigation was settled, and the case was dismissed, during the quarter ended June 30, 2006. In accordance with its contractual obligations to QVC, TSI indemnified QVC and Ms. Zontek, an employee of QVC, for their legal fees and expense incurred in connection with the litigation. The amount of the indemnification was not material to SMI. SMI disclosed the occurrence of the settlement and dismissal of the litigation in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006. Therefore, SMI believes that no further disclosure is warranted.

SMI hereby acknowledges that:

•	SMI is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to SMI’s filings; and

•	SMI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 30, 2007

Please feel free to call R. Douglas Harmon at Parker Poe Adams & Bernstein LLP (704-335-9020) or me (704-532-3303) if you have any questions or comments regarding the foregoing.

Sincerely yours,

SPEEDWAY MOTORSPORTS, INC.

/s/ William R. Brooks
William R. Brooks
Executive Vice President and Chief Financial Officer

cc:	O. Bruton Smith, Chief Executive Officer, Speedway Motorsports, Inc.
J. Cary Tharrington IV, General Counsel, Speedway Motorsports, Inc.
R. Douglas Harmon, Parker Poe Adams & Bernstein LLP